Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 8, 2012
(Relating to Preliminary Prospectus Dated January 25, 2012)
Registration No. 333-174405
This free writing prospectus should be read together with the preliminary prospectus, dated January 25, 2012 (the “Preliminary Prospectus”), included in Amendment No. 11 to the Registration Statement on Form S-1 (File No. 333-174405), and the free writing prospectus, dated February 7, 2012 relating to the initial public offering of common stock by Ceres, Inc. References to “Ceres,” “our company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.
     The disclosure set forth on the cover of the Preliminary Prospectus relating to the estimated initial public offering price has been updated in its entirety to read: “It is currently estimated that the initial public offering price per share will be between $16.00 and $17.00.”
     The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” has been updated in its entirety to read as set forth on Exhibit A.
     The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit B.
     The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—A significant portion of our total outstanding shares of common stock is restricted from immediate resale, but may be sold into the public market in the near future. If there are substantial sales of our common stock, or the perception that these sales could occur in the future, the trading price of our common stock could decline” has been updated in its entirety to read as set forth on Exhibit C.
     The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock— Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated in its entirety to read as set forth on Exhibit D.
     The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock— Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions” has been updated in its entirety to read as set forth on Exhibit E.
     The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit F.
     The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit G.
     The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit H.

     The disclosure set forth in the Preliminary Prospectus under “Selected Consolidated Financial Data” has been updated in its entirety to read as set forth in Exhibit I.
     The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fair Value of Warrants—Liability Classified Warrants to Purchase Common Stock” has been updated in its entirety to read as set forth on Exhibit J.
     The disclosure set forth in the Preliminary Prospectus under “Compensation Discussion and Analysis—Equity Compensation Plans—Ceres, Inc. 2010 Stock Option/Stock Issuance Plan—Share Reserve” has been updated to read in substance as follows:
Share Reserve. The maximum number of shares of common stock issuable under the 2010 Plan is 585,800, increased by the number of shares underlying awards granted under the 2010 Plan and predecessor plans that were expired or were otherwise forfeited; provided that no more than 2,676,448 shares may be issued under the plan. As of January 10, 2012, 41,603 shares of common stock remained available for future issuance.
     The disclosure set forth in the Preliminary Prospectus under “Principal Stockholders” has been updated in its entirety to read as set forth on Exhibit K.
     The disclosure set forth in the Preliminary Prospectus under “Description of Capital Stock” has been updated in its entirety to read as set forth on Exhibit L.
     The disclosure set forth in the Preliminary Prospectus under “Shares Eligible for Future Sale” has been updated in its entirety to read as set forth on Exhibit M.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/767884/000095012312001221/z91150b5sv1za.htm. The Company has also filed a free writing prospectus that can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/767884/000119312512042371/d296294dfwp.htm. Before you invest, you should read the prospectus in that registration statement, the free writing prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling us at 1-866-471-2526.

Exhibit A

THE OFFERING

Common stock offered	5,000,000 shares.

Common stock to be outstanding after this offering	23,244,874 shares, or 23,994,874 shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $72.2 million, based on an assumed initial public offering price of $16.50 per share, which is the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for research and development, capital expenditures, commercial activities, working capital and other general corporate purposes, which may include acquisitions of other companies, assets or technologies. See “Use of Proceeds”.

Proposed Nasdaq Global Market trading symbol	“CERE”

The number of shares of common stock that will be outstanding after this offering is based on 18,244,874 shares outstanding as of January 10, 2012, and excludes:

•	2,554,488 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of January 10, 2012, at a weighted average exercise price of $6.06 per share;

•	1,994,868 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of January 10, 2012, at a weighted average exercise price of $20.55 per share;

•	66,666 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of January 10, 2012, at an exercise price equal to the per share offering price to the public of our common stock in this initial public offering plus an amount equal to 10% of such price;

•	20,511 shares of common stock issuable upon exercise of warrants to purchase our preferred stock outstanding as of January 10, 2012, at an exercise price of $19.50 per share, that do not expire upon the completion of this offering; these preferred stock warrants will automatically convert to warrants to purchase our common stock upon the completion of this offering;

•	41,603 shares of common stock reserved as of January 10, 2012 for future issuance under our 2010 Stock Option/Stock Issuance Plan as more fully described in “Compensation Discussion and Analysis — Executive Compensation — Equity Compensation Plans”; and

•	1,333,333 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective on the day prior to the day upon which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1 for 3 reverse stock split effective on January 24, 2012;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,221 shares of common stock effective immediately prior to the completion of this offering;

•	the issuance of 865,542 shares of common stock pursuant to the automatic conversion of our convertible subordinated notes, or the Convertible Notes, upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus; see “Capitalization” for a sensitivity analysis on the number of shares to be issued and outstanding upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional 750,000 shares of common stock at the initial public offering price.

Exhibit B

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. In 2009, we changed our fiscal year end from December 31 to August 31. The change was effective for the eight-month period ended August 31, 2009. We have derived the following summary consolidated statement of operations data for the fiscal year ended December 31, 2008, the eight months ended August 31, 2009 and the fiscal years ended August 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated financial data for the three month periods ended November 30, 2010 and 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Historical results are not necessarily indicative of results for future periods. Results for interim periods are not necessarily indicative of results for a full fiscal year. You should read the summary of our consolidated financial data set forth below together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

		Eight
		Months
	Year Ended	Ended	Year Ended		Three Months Ended
	December 31,	August 31,	August 31,		November 30,
	2008	2009	2010	2011	2010	2011
					(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statement of Operations
Revenues
Product sales	$64	$98	$288	$116	$2	$276
Collaborative research and government grants	3,880	2,328	6,326	6,500	1,713	1,472

Total revenue	3,944	2,426	6,614	6,616	1,715	1,748

Cost and operating expenses
Cost of product sales	3,777	2,690	2,946	2,492	1,058	763
Research and development	20,309	12,397	16,697	19,014	4,293	5,275
Selling, general and administrative	8,784	6,645	9,207	10,008	2,148	2,804

Total cost and operating expenses	32,870	21,732	28,850	31,514	7,499	8,842

Loss from operations	(28,926)	(19,306)	(22,236)	(24,898)	(5,784)	(7,094)

Interest expense	—	(5)	(153)	(456)	(127)	(111)
Interest income	2,001	243	23	7	1	4
Other income (expense)	—	161	(152)	(11,020)	1	(338)

Loss before income taxes	(26,925)	(18,907)	(22,518)	(36,367)	(5,909)	(7,539)
Income tax benefit (expense)	148	211	(65)	31	(1)	(1)

Net loss	$(26,777)	$(18,696)	$(22,583)	$(36,336)	$(5,910)	$(7,540)

		Eight
		Months
	Year Ended	Ended	Year Ended		Three Months Ended
	December 31,	August 31,	August 31,		November 30,
	2008	2009	2010	2011	2010	2011
					(Unaudited)
	(In thousands, except share and per share data)

Basic and diluted net loss per share attributable to common stockholders(1)	$(14.68)	$(9.98)	$(11.70)	$(18.34)	$(3.02)	$(3.73)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted(1)	1,824,284	1,873,808	1,930,395	1,981,627	1,957,554	2,018,939
Pro forma net loss per share:
Basic and diluted (unaudited)(2)				$(2.17)		$(0.39)

Weighted average outstanding common shares used in computing pro forma net loss per share:
Basic and diluted (unaudited)(2)				17,405,993		18,237,707

(1)	The basic and diluted loss per share are computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. As we have losses in all periods presented, all potentially dilutive common shares comprising of stock options, warrants, Convertible Notes and convertible preferred stock are anti-dilutive.

(2)	The unaudited pro forma basic and diluted loss per common share have been computed to give effect to as of September 1, 2010: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,226 shares of common stock immediately prior to the completion of this offering using the if-converted method, and (ii) the issuance of 865,542 shares of common stock pursuant to the automatic conversion of the Convertible Notes issued on August 1, 2011 upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. See “Capitalization” for a sensitivity analysis on the number of shares to be issued and outstanding upon the completion of this offering. Additionally, the net loss used to compute pro forma basic and diluted net loss per share includes: (i) mark-to-market adjustments related to changes in the fair value of common and preferred stock warrants and Convertible Notes, (ii) adjustment to reverse the fair value charge on the issuance of Convertible Notes and (iii) adjustment to reflect the assumed conversion of Convertible Notes to common stock at a 20% discount to the initial public offering price. See Note 1(f) to our consolidated financial statements.

Our consolidated balance sheet data as of November 30, 2011 is presented:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 15,353,226 shares of our common stock, (ii) the issuance of 865,542 shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and (iii) the reclassification of the common and the preferred stock warrant liabilities to stockholders’ (deficit) equity upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments and the sale of 5,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of November 30, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted(1)
	(In thousands)
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,532	$17,532	$89,757
Total assets	33,125	33,125	105,350
Total indebtedness (including short-term indebtedness)	20,319	20,319	20,319
Common and preferred stock warrant liabilities	17,514	—	—
Convertible preferred stock	197,502	—	—
Total stockholders’ (deficit) equity	(211,158)	18,038	90,263

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $4.65 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Exhibit C

A significant portion of our total outstanding shares of common stock is restricted from immediate resale, but may be sold into the public market in the near future. If there are substantial sales of our common stock, or the perception that these sales could occur in the future, the trading price of our common stock could decline.

The trading price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market after this offering. The perception that these sales could occur may also depress the trading price of our common stock. Based on the number of shares outstanding as of January 10, 2012, we will have 23,244,874 shares of common stock outstanding after the completion of this offering, assuming an initial public offering price of $16.50, the midpoint of the price range set forth on the cover of this prospectus and no exercise of the underwriters’ right to purchase additional shares. Of these shares, the 5,000,000 shares of common stock sold in this offering will be freely tradable in the United States immediately after the offering, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

The holders of approximately 18,146,000 shares of common stock have agreed with the underwriters, subject to certain exceptions discussed under the section entitled “Underwriting”, not to offer, sell, pledge or otherwise dispose of any of their common stock during the period beginning on the date of this prospectus and continuing through the date 180 days after the date of this prospectus (subject to extension under certain circumstances), except with the prior written consent of Goldman, Sachs & Co. and us.

However, Goldman, Sachs & Co. can waive the provisions of these lock-up agreements with our consent and allow these stockholders to sell their shares at any time. After the expiration of the 180-day restricted period (subject to extension under certain circumstances), these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration under Rule 144 or Rule 701 under the Securities Act. See “Shares Eligible for Future Sale”.

Number of Shares and
% of Total Outstanding	Date Available for Sale into Public Market

5,098,874 or 21.9%	Immediately after this offering.
18,146,000 or 78.1%	180 days after the date of this prospectus.

In addition, as of January 10, 2012, there were 4,636,533 shares of common stock issuable upon the exercise of outstanding options and warrants that will become eligible for sale in the public market to the extent permitted by applicable vesting requirements, the lock-up agreements discussed in “Underwriting” and Rules 144 (including applicable holding periods) and 701 of the Securities Act.

Holders owning an aggregate of 17,496,210 shares of common stock will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States, subject to the restrictions of Rule 144. See “Description of Capital Stock — Registration Rights”. In addition, we intend to file a registration statement to register approximately 3,890,000 shares previously issued or reserved for future issuance under our equity compensation plans and agreements. Upon effectiveness of such registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, the lock-up agreements discussed in “Underwriting”, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Exhibit D
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $12.62 per share in the price you pay for shares of our common stock as compared to its net tangible book value as of November 30, 2011, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. In addition, following this offering, purchasers in this offering will have contributed 28.2% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 21.5% of our total outstanding shares as of November 30, 2011, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. To the extent that outstanding options and warrants to purchase shares of common stock are exercised or if more shares are issued upon conversion of the Convertible Notes than we have assumed, there will be further dilution. For further information on this calculation, see the “Dilution” section of this prospectus.

Exhibit E

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions.

Based on the number of shares outstanding as of January 10, 2012, when this offering is completed, our officers, directors and existing stockholders who hold at least 5% of our stock will together beneficially own approximately 63.5% of our outstanding common stock, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and if the underwriters’ option to purchase additional shares is exercised in full, such persons will beneficially own, in the aggregate, approximately 61.8% of our outstanding common stock. If these officers, directors and principal stockholders or a group of our principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Exhibit F

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $72.2 million, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease the net proceeds from this offering by approximately $4.65 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $83.7 million, assuming an initial public offering price of $16.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following:

Research and development	$35.0 million
Capital expenditures primarily relating to breeding stations, production facilities, systems and agricultural equipment	$10.0 million
Commercial activities, including increasing the number of sales and marketing personnel, expanding our advertising and branding efforts and pursuing government approvals	$5.0 million
Working capital and other general corporate purposes, including seed production efforts and operating as a public company	$22.2 million

We may also use a portion of the net proceeds to expand our business through acquisitions of other companies, assets or technologies, which we expect would reduce the amount of net proceeds available for working capital and other general corporate purposes. However, we do not have any present understandings, commitments or agreements to enter into any potential agreements for any acquisitions. Pending the uses of the net proceeds of this offering, as described above, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

Some of the other principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace and provide liquidity to existing stockholders. Creating a public market for our common stock will facilitate our ability to raise additional equity in the future and to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

Exhibit G

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 30, 2011:

•	on an actual basis;

•	on a pro forma basis to give effect to:

(1) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

(2) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,226 shares of common stock immediately prior to the completion of this offering;

(3) the issuance of 865,542 additional shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus; and

(4) the reclassification of the common stock warrant liability and the convertible preferred stock warrant liability to stockholders’ (deficit) equity upon the completion of this offering.

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments and the sale of 5,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The following table also reflects the 1 for 3 reverse stock split of our outstanding common stock effected on January 24, 2012. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of November 30, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted(1)
	(Unaudited)
	(In thousands, except per share data)

Cash and cash equivalents	$17,532	$17,532	$89,757

Long-term debt, less current portion	$3,417	$3,417	$3,417
Preferred stock warrant liabilities	290	—	—
Common stock warrant liabilities	17,224	—	—
Convertible notes	14,180	—	—
Convertible preferred stock, $0.01 par value; 50,854,383 authorized, 46,059,819 shared issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	197,502	—	—
Stockholders’ equity (deficit):
Preferred Stock, $0.01 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common Stock, $0.01 par value; 25,000,000 shares authorized, actual; 2,026,111 shares issued and outstanding, actual; 490,000,000 shares authorized, pro forma and pro forma as adjusted; 18,244,879 shares issued and outstanding, pro forma; 23,244,879 shares issued and outstanding, pro forma as adjusted(2)	20	182	232
Additional paid-in capital	8,952	238,087	310,262
Accumulated other comprehensive loss	73	73	73
Accumulated deficit	(220,203)	(220,304)	(220,304)

Total stockholders’ (deficit) equity	(211,158)	18,038	90,263

Total capitalization	$21,455	$21,455	$93,680

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease each of cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization by $4.65 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares of common stock offered by us would increase each of cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization by $15.3 million, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease each of cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization by $15.3 million. If the underwriters’ option to purchase additional shares was exercised in full, pro forma as adjusted cash and cash equivalents, stockholders’ (deficit) equity, total capitalization, and shares issued and outstanding as of November 30, 2011, would be $101.3 million, $101.8 million, $105.2 million and 23,994,879, respectively.

The table above does not include:

•	2,557,363 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of November 30, 2011 at a weighted average exercise price of $6.06 per share;

•	1,994,868 shares of common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of November 30, 2011 at a weighted average exercise price of $20.55 per share that do not expire on the completion of this offering;

•	20,511 shares of common stock issuable upon exercise of warrants to purchase our preferred stock outstanding as of November 30, 2011 at an exercise price of $19.50 per share that do not expire on the completion of this offering; these preferred stock warrants will automatically convert to common stock warrants upon the completion of this offering;

•	38,728 shares of common stock reserved as of November 30, 2011 for future issuance under our 2010 Stock Option/Stock Issuance Plan as more fully described in “Compensation Discussion and Analysis — Executive Compensation — Equity Compensation Plans”; and

•	1,333,333 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective on the day prior to the day upon which we become subject to the reporting requirements of the Exchange Act.

The table above also does not include:

•	66,666 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of January 10, 2012, at an exercise price equal to the per share offering price to the public in this initial public offering plus an amount equal to 10% of such price.

(2)	The number of shares of our common stock to be issued upon the conversion of our Convertible Notes depends on the initial public offering price ïn this offering. As further described in “Certain Relationships and Related Party Transactions,” the terms of the Convertible Notes provide that the Convertible Notes automatically convert into shares of our common stock in connection with a qualified initial public offering at a price per share equal to a 20% discount from the public offering price.

The pro forma and pro forma as adjusted share information in the table above includes the issuance of 865,542 additional shares of common stock in connection with the conversion of our Convertible Notes based on an assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus. In addition:

•	A $1.00 increase in the assumed initial public offering price would decrease the total number of shares issued upon the completion of this offering by 49,460 shares;

•	A $1.00 decrease in the assumed initial public offering price would increase the total number of shares issued upon the completion of this offering by 55,844 shares;

•	A $2.00 increase in the assumed initial public offering price would decrease the total number of shares issued upon the completion of this offering by 93,571 shares;

•	A $2.00 decrease in the assumed initial public offering price would increase the total number of shares issued upon the completion of this offering by 119,386 shares; and

•	More than a $2.00 decrease in the assumed initial public offering price would further increase the total number of shares issued upon the completion of this offering and more than a $2.00 increase in the assumed initial public offering price would further decrease the total number of shares issued upon the completion of this offering.

Exhibit H

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. As of November 30, 2011, our pro forma net tangible book value was $18.0 million, or $0.99 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding as of November 30, 2011, after giving effect to (i) the automatic conversion of all of our outstanding convertible preferred stock into 15,353,226 shares of common stock upon the completion of this offering, (ii) the reclassification of preferred stock warrant liabilities to stockholders’ equity (deficit) immediately prior to the completion of this offering, and (iii) the issuance of 865,542 additional shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in greater detail in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus.

After giving effect to the above referenced adjustment and the sale by us of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of November 30, 2011, would have been approximately $90.3 million, or $3.88 per share of our common stock. This amount represents an immediate increase in our pro forma as adjusted net tangible book value of $2.89 per share to our existing stockholders and an immediate dilution of $12.62 per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.50
Pro forma net tangible book value per share as of November 30, 2011, before giving effect to this offering	$0.99
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	2.89

Pro forma as adjusted net tangible book value per share after giving effect to this offering		3.88

Dilution per share to investors in this offering		$12.62

A $1.00 increase in the initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $0.21 and would increase dilution per share to new investors by approximately $0.79, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $1.00 decrease in the initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $0.21 and would decrease dilution per share to new investors by approximately $0.79, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 increase in the initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $0.42 and would increase dilution per share to new investors by approximately $1.58, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

A $2.00 decrease in the initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $0.41 and would decrease dilution per share to new investors by approximately $1.59, assuming that the number shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, the pro forma as adjusted net tangible book value will increase to $4.24 per share, representing an immediate increase to existing stockholders of $3.25 per share and an immediate dilution of $12.26 per share to new investors.

The following table summarizes, as of November 30, 2011, on a pro forma as adjusted basis, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $16.50 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

					Average
	Share Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	18,244,879	78.5%	$210,518,000	71.8%	$11.54
New investors	5,000,000	21.5	82,500,000	28.2	$16.50

Total	23,244,879	100.0%	$293,018,000	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid to us by new investors by $5.0 million and increase or decrease the percent of total consideration paid to us by new investors by approximately 1.2%, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

The above discussion and tables are based on our common stock outstanding as of November 30, 2011, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,226 shares of common stock immediately prior to the completion of this offering; and (ii) the issuance of 865,542 additional shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in greater detail in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus.

This number excludes:

•	2,557,363 shares of common stock issuable upon exercise of options to purchase our common stock outstanding as of November 30, 2011 at a weighted average exercise price of $6.06 per share;

•	1,994,868 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of November 30, 2011 at a weighted average exercise price of $20.55 per share that do not expire on the completion of this offering;

•	20,511 shares of common stock issuable upon exercise of warrants to purchase our preferred stock outstanding as of November 30, 2011 at a weighted average exercise price of $19.50 per share that do not expire on the completion of this offering; these preferred stock warrants will automatically convert to common stock warrants upon the completion of this offering;

•	38,728 shares of common stock reserved as of November 30, 2011 for future issuance under our 2010 Stock Option/Stock Issuance Plan as more fully described in “Compensation Discussion and Analysis — Executive Compensation — Equity Compensation Plans”; and

•	1,333,333 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective on the day prior to the day upon which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

Exhibit I

SELECTED CONSOLIDATED FINANCIAL DATA

In 2009, we changed our fiscal year end from December 31 to August 31. The change was effective for the eight-month period ended August 31, 2009. The selected consolidated statement of operations data for fiscal year ended December 31, 2008, the eight months ended August 31, 2009 and the fiscal years ended August 31, 2010 and 2011 and the selected consolidated balance sheet data at August 31, 2009, 2010, and 2011 are derived from our audited Consolidated Financial Statements, appearing elsewhere in this prospectus. The selected consolidated financial data for the three month periods ended November 30, 2010 and 2011 and as of November 30, 2011 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. The selected consolidated statement of operations data for the fiscal year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Historical results are not necessarily indicative of results for future periods. Results for interim periods are not necessarily indicative of results for a full fiscal year.

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements appearing elsewhere in this prospectus.

			Eight Months			Three Months
			Ended	Year Ended		Ended
	Year Ended December 31,		August 31,	August 31,		November 30,
	2007	2008	2009	2010	2011	2010	2011
						(Unaudited)
	(In thousands, except per share data)

Revenues
Product sales	$—	$64	$98	$288	$116	$2	$276
Collaborative research and government grants	7,180	3,880	2,328	6,326	6,500	1,713	1,472

Total revenues	7,180	3,944	2,426	6,614	6,616	1,715	1,748

Cost and operating expenses(3)
Cost of product sales	—	3,777	2,690	2,946	2,492	1,058	763
Research and development	19,220	20,309	12,397	16,697	19,014	4,293	5,275
Selling, general and administrative	9,811	8,784	6,645	9,207	10,008	2,148	2,804

Total cost and operating expenses	29,031	32,870	21,732	28,850	31,514	7,499	8,842

Loss from operations	(21,851)	(28,926)	(19,306)	(22,236)	(24,898)	(5,784)	(7,094)

Interest expense	(123)	—	(5)	(153)	(456)	(127)	(111)
Interest income	1,521	2,001	243	23	7	1	4
Other income (expense)	5	—	161	(152)	(11,020)	1	(338)

Loss before income taxes	(20,448)	(26,925)	(18,907)	(22,518)	(36,367)	(5,909)	(7,539)
Income tax benefit (expense)	(7)	148	211	(65)	31	(1)	(1)

Net loss	(20,445)	(26,777)	(18,696)	(22,583)	(36,336)	(5,910)	(7,540)

Net loss allocable to preferred stockholders	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(20,455)	$(26,777)	$(18,696)	$(22,583)	$(36,336)	$(5,910)	$(7,540)

			Eight Months			Three Months
			Ended	Year Ended		Ended
	Year Ended December 31,		August 31,	August 31,		November 30,
	2007	2008	2009	2010	2011	2010	2011
						(Unaudited)
	(In thousands, except per share data)

Basic and diluted net loss per share attributable to common stockholders(1)	$(11.53)	$(14.68)	$(9.98)	$(11.70)	$(18.34)	$(3.02)	$(3.73)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders(1):
Basic and diluted	1,774,346	1,824,284	1,873,808	1,930,395	1,981,627	1,957,554	2,018,939
Pro forma net loss per share:
Basic and diluted (unaudited)(2)					$(2.17)		$(0.39)

Weighted average outstanding common shares used in computing pro forma net loss per share:
Basic and diluted (unaudited)(2)					17,405,993		18,237,707

(1)	The basic and diluted loss per share are computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. For the periods where we presented losses, all potentially dilutive common shares comprising of stock options, warrants, Convertible Notes and convertible preferred stock are anti-dilutive.
(2)	The unaudited pro forma basic and diluted loss per common share have been computed to give effect to as of September 1, 2010: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,226 shares of common stock effective immediately prior to the completion of this offering using the if-converted method, and (ii) the issuance of 865,542 additional shares of common stock (from the issuance date of August 1, 2011) pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. See “Capitalization” for a sensitivity analysis on the number of shares to be issued and outstanding upon the completion of this offering. Additionally, the net loss used to compute pro forma basic and diluted net loss per share includes: (i) mark-to-market adjustments related to changes in the fair value of common and preferred stock warrants and convertible notes, (ii) adjustment to reverse the fair value charge on to the issuance of Convertible Notes and (iii) adjustment to reflect the assumed conversion of Convertible Notes to common stock at a 20% discount to the initial public offering price. See Note 1(f) to our consolidated financial statements.
(3)	Our stock-based compensation expense is as follows (in thousands):

			Eight Months
			Ended	Year Ended		Three Months
	Year Ended December 31,		August 31,	August 31,		Ended November 30,
	2007	2008	2009	2010	2011	2010	2011
						(Unaudited)

Research and development	$389	$467	$345	$409	$1,895	$115	$257
Selling, general and administrative	338	705	737	891	815	154	296

Total stock-based compensation expense	$727	$1,172	$1,082	$1,300	$2,710	$269	$553

Our consolidated balance sheet data is as follows (in thousands):

						As of
	As of December 31,		As of August 31,			November 30,
	2007	2008	2009	2010	2011	2011
						(Unaudited)

Cash and cash equivalents	$13,863	$12,145	$14,960	$33,055	$21,911	$17,532
Working capital	70,029	41,297	27,543	28,325	16,739	11,960
Total assets	84,500	57,718	41,094	46,648	36,797	33,125
Common and preferred stock warrant liabilities	13	13	2,944	8,911	17,726	17,514
Convertible Notes	—	—	—	—	13,630	14,180
Total long-term liabilities	358	290	3,197	13,310	33,518	35,247
Convertible preferred stock	183,079	183,079	183,079	197,502	197,502	197,502
Total stockholders’ deficit	$(103,358)	$(128,905)	$(149,577)	$(170,829)	$(204,318)	$(211,158)

Exhibit J

Fair Value of Warrants

Liability Classified Warrants to Purchase Common Stock

We issued warrants to purchase our common stock in connection with the issuances of our Series F and Series G preferred stock. We have accounted for these warrants as liabilities as the warrants are not considered indexed to our common stock. We estimate the fair value of our liability classified warrants to purchase common stock using an option-pricing model, which incorporates several estimates and assumptions that are subject to significant management judgment. Changes in fair value at each period-end are recorded in other income (expense) in our consolidated statement of operations until the earlier of the exercise or expiration of the warrants, or the completion of this offering.

Warrants to purchase the following shares of common stock were outstanding as follows:

	As of			As of
	August 31,			November 30,	Exercise
Series	2009	2010	2011	2011	Price

Series F	769,229	769,229	769,229	769,229	$19.50
Series G	—	1,025,640	1,025,640	1,025,640	$19.50

In connection with the issuance of the Convertible Notes, warrants issued to purchase 539,972 shares of common stock in connection with the Series F Preferred Stock offering and all of the warrants issued in connection with the Series G Preferred Stock offering were amended such that they no longer expire upon the completion of an initial public offering at a price per share greater than or equal to $19.50 per share (subject to certain adjustments) and resulting in aggregate gross proceeds to us and any selling security holders of $40 million or more. The expense associated with the modification was $9.6 million.

Warrants to purchase 229,257 shares of common stock issued in connection with the Series F Preferred Stock offering were not amended and will remain outstanding after the completion of this public offering, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover of this prospectus.

The fair value of the Series F warrants was calculated using the following assumptions:

				As of
	As of August 31,			November 30,
Non-Modified F warrants	2009	2010	2011	2011
				(Unaudited)

Expected term (in years)	6.0	5.0	1.9	1.6
Expected volatility	85%	90%	86%	84%
Risk free interest rate	3.21%	1.47%	0.41%	0.31%
Expected dividend yield	0%	0%	0%	0%

			Pre-	Post-		As of
	August 31,		Modification	Modification	August 31,	November 30,
Modified F warrants	2009	2010	8/1/2011	8/1/2011	2011	2011
						(Unaudited)

Expected term (in years)	6.0	5.0	1.6	4.1	4.0	3.8
Expected volatility	85%	90%	84%	97%	98%	95%
Risk free interest rate	3.21%	1.47%	0.51%	1.32%	0.96%	0.69%
Expected dividend yield	0%	0%	0%	0%	0%	0%

				Pre-	Post-		As of
	Number of	August 31,		Modification	Modification	August 31,	November 30,
	shares	2009	2010	8/1/2011	8/1/2011	2011	2011
				Estimated fair value (in thousands)			(Unaudited)

F warrants: modified	539,972	$2,057	$2,102	$2,942	$6,128	$5,454	$5,359
F warrants: non-modified	229,257	874	892	—	—	1,229	1,040

Total F warrants	769,229	$2,931	$2,994	$2,942	$6,128	$6,683	$6,399

The fair value of the Series G warrants was calculated using the following assumptions:

		Pre-	Post-		As of
	August 31,	Modification	Modification	August 31,	November 30,
	2010	8/1/2011	8/1/2011	2011	2011
					(Unaudited)

Expected term (in years)	9.8	3.0	8.9	8.8	8.6
Expected volatility	85%	74%	66%	66%	65%
Risk free interest rate	2.70%	0.94%	2.77%	2.23%	1.81%
Expected dividend yield	0%	0%	0%	0%	0%
Estimated fair value (in thousands)	$5,584	5,759	12,207	$10,767	$10,825

Exhibit K

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of January 10, 2012, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which the individual or entity has sole or shared voting power or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Percentage ownership of our common stock in the table prior to the offering is based on 18,244,874 shares of our common stock outstanding on January 10, 2012, after giving effect to (i) the automatic conversion of all of our outstanding convertible preferred stock into 15,353,221 shares of common stock upon the completion of this offering, and (ii) the issuance of 865,542 additional shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the mid point of the range set forth on the cover of this prospectus. Percentage ownership of our common stock after this offering also assumes our sale of the 5,000,000 shares in this offering.

The number of shares beneficially owned by each person or group as of January 10, 2012 includes shares of common stock that such person or group had the right to acquire on or within 60 days after January 10, 2012, upon the exercise of options and warrants. References to options and warrants in the footnotes of the table below include only options and warrants outstanding as of January 10, 2012 that were exercisable on or within 60 days after January 10, 2012. For the purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after January 10, 2012 are included for that person or group but not the stock options or warrants of any other person or group.

Except as otherwise set forth below, the address of the beneficial owner is c/o Ceres, Inc., 1535 Rancho Conejo Blvd., Thousand Oaks, CA 91320.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to Offering		After Offering
Name and Address of Beneficial Owner	Number (#)	Percentage (%)	Number (#)	Percentage (%)

5% Stockholders
Artal Luxembourg S.A.(1)	3,600,546	19.22%	3,600,546	15.17%
Warburg Pincus Private Equity(2)	2,889,866	15.45	2,889,866	12.19
Ambergate Trust(3)	2,743,058	14.67	2,743,058	11.57
Oxford Bioscience entities(4)	1,845,191	10.11	1,845,191	7.94
Gimv entities(5)	1,550,529	8.44	1,550,529	6.64
Oppenheimer Growth entities(6)	1,476,953	8.05	1,476,953	6.33
Quantum Industrial Partners LDC and related entities(7)	1,077,824	5.91	1,077,824	4.64
Monsanto Company(8)	1,111,111	6.09	1,111,111	4.78
Directors and Named Executive Officers
Walter De Logi(9)	533,328	2.91	533,328	2.29
Pascal Brandys(10)	88,566	*	88,566	*
Raymond Debbane(1)	16,666	*	16,666	*
Richard Flavell(11)	254,999	1.39	254,999	1.09
Robert Goldberg(12)	181,360	*	181,360	*
Richard Hamilton(13)	812,330	4.29	812,330	3.39
Thomas Kiley(14)	79,497	*	79,497	*
David B. Krieger(2)(15)	2,889,866	15.45	2,889,866	12.19
Edmund Olivier(4)(16)	1,867,008	10.23	1,867,008	8.03
Paul Kuc(17)	156,664	*	156,664	*
Michael Stephenson(18)	146,664	*	146,664	*
Wilfriede van Assche(19)	94,164	*	94,164	*
All directors and executive officers as a group (16 persons)	7,399,438	36.33%	7,399,438	29.17%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 491,747 shares of common stock that may be acquired pursuant to the exercise of warrants held by Artal Luxembourg S.A. Also includes 378,787 additional shares of common stock issuable to Artal Luxembourg S.A. pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. Raymond Debbane, one of our directors, is a director of Artal Group S.A. Artal Group S.A. is the parent entity of Artal International S.C.A., which is the parent entity of Artal Luxembourg S.A. Mr. Debbane disclaims beneficial ownership of the shares and shares underlying warrants held by Artal Luxembourg S.A., except to the extent of his pecuniary interest therein. The address for Artal Luxembourg S.A. is 105 Grand-Rue, L-1661, Luxembourg.

(2)	Includes 461,538 shares of common stock that may be acquired pursuant to the exercise of warrants held by Warburg Pincus Private Equity IX, L.P., a Delaware partnership, or WP IX. Also includes 120,636 additional shares of common stock issuable to WP IX pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. The sole general partner of WP IX is Warburg Pincus IX LLC, a New York limited liability company, or WP IX LLC. Warburg Pincus Partners, LLC, a New York limited liability company, or WP Partners, is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WP Partners. WP IX is managed by Warburg Pincus LLC, a New York limited liability company, or WP LLC. David B. Krieger, one of our directors, is a Managing Director of WP LLC and a General Partner of WP. The shares and shares underlying warrants acquired by WP IX are reflected as indirectly owned by Mr. Krieger because of his affiliation with the Warburg Pincus entities. Mr. Krieger disclaims beneficial ownership of the shares and shares underlying warrants held by WP IX, except to the extent of his pecuniary interests therein. Charles R. Kaye and Joseph P. Landy are Managing General Partners of Warburg Pincus and Managing Members and Co-Presidents of WP and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address for WP IX, WP IX LLC, WP Partners, WP, WP LLC, and Messrs. Kaye, Krieger and Landy is 450 Lexington Avenue, New York, NY 10017.

(3)	Represents 2,320,611 shares of common stock held by Rothschild Trust Guernsey Limited as Trustee F/B/O the Ambergate Trust, or Rothschild, and 359,000 shares of common stock held by The Lynda De Logi trust. Includes 453,866 shares of common stock that may be acquired pursuant to the exercise of warrants held by Rothschild. Also includes 253,787 additional shares of common stock issuable to Rothschild pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. Mr. De Logi is the settlor of the Ambergate Trust and one of the beneficiaries. Mr. De Logi disclaims beneficial ownership of the shares held by the Ambergate Trust. The address for Rothschild is PO Box 472, St. Peter’s House, Le Bordage, St. Peter Port GY1 6AX, Guernsey.

(4)	Represents 793,333 shares of common stock held by Oxford Bioscience Partners II, L.P., 81,620 shares of common stock held by Oxford Bioscience Partners (GS-Adjunct) II, L.P., 221,111 shares of common stock held by Oxford Bioscience Management Partners II, 184,015 shares of common stock held by Oxford Bioscience Partners (Adjunct) II, L.P. and 565,112 shares of common stock held by Oxford Bioscience Partners (Bermuda) II, Limited Partnership. OBP Management II L.P. is the general partner of Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Adjunct) II L.P. and Oxford Bioscience Partners (GS-Adjunct) II L.P. Edmund Olivier, Alan Walton, Cornelius Ryan and Jonathan Fleming are the general partners of OBP Management II L.P. OBP Management (Bermuda) II Limited Partnership is the general partner of Oxford Bioscience Partners (Bermuda) II Limited Partnership. Edmund Olivier, Alan Walton, Cornelius Ryan and Jonathan Fleming are the general partners of Oxford Bioscience Partners (Bermuda) II Limited Partnership. Messrs. Olivier, Walton, Ryan and Fleming all disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein. The shares acquired by the Oxford Bioscience entities are reflected as indirectly owned by Mr. Olivier because of his affiliation with the Oxford Bioscience entities. The address for Oxford Bioscience Partners is 222 Berkeley St. Suite 1960, Boston, MA 02116.

(5)	Represents 92,416 shares of common stock held by Adviesbeheer Gimv Life Sciences 2004 N.V. and 1,440,893 shares of common stock held by Gimv N.V. Includes 22,308 shares of common stock that may be acquired pursuant to the exercise of warrants held by Adviesbeheer Gimv Life Sciences 2004 N.V. and 126,410 shares of common stock that may be acquired pursuant to the exercise of warrants held by Gimv N.V. Also includes 10,331 additional shares of common stock issuable to Adviesbeheer Gimv Life Sciences 2004 N.V. and 58,546 additional shares of common stock issuable to Gimv N.V. pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. The address for Adviesbeheer Gimv Life Sciences 2004 N.V. and Gimv N.V. is Karel Oomsstraat 37, B-2018, Antwerpen, Belgium.

(6)	Represents 1,134,780 shares of common stock held by Oppenheimer International Growth Fund and 342,173 shares of common stock held by Oppenheimer MassMutual International Equity Fund. Includes 126,666 shares of common stock that may be acquired pursuant to the exercise of warrants held by Oppenheimer International Growth Fund. The address for Oppenheimer International Growth Fund is 2 World Financial Center, 225 Liberty Street, New York, NY 10281.

(7)	Represents 1,000,772 shares of common stock held by Quantum Industrial Partners LDC, an exempted limited duration company formed under the laws of the Cayman Islands, or QIP, which includes 19,195 shares of common stock that may be acquired pursuant to the exercise of warrants held by QIP. The principal address of QIP is Kaya Flamboyan 9, Willemstad, Curacao. QIH Management Investor, L.P., or QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority stockholder of, and is vested with investment discretion with respect to portfolio assets held for the account of QIP. The sole general partner of QIHMI is QIH Management LLC, a Delaware limited liability company, or QIH Management. Also represents 77,052 shares of common stock which includes 2,025 shares of common stock that may be acquired pursuant to the exercise of warrants held by George Soros. Soros Fund Management LLC, or SFM LLC, a Delaware limited liability company, may be deemed the beneficial owner of the shares held for the account of QIP. SFM LLC is the sole managing member of QIH Management. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.

(8)	The address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167. Pursuant to the terms of the Investors’ Rights Agreement, Monsanto agreed that, subject to certain exceptions, it would not increase its ownership position to more than 15% of our then outstanding voting stock.

(9)	Includes 53,330 shares of common stock held by Lynda De Logi, Walter De Logi’s spouse, and 83,333 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012.

(10)	Includes 30,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 7,185 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Brandys’s cessation of service with us prior to vesting.

(11)	Includes 164,999 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 28,610 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Flavell’s cessation of service with us prior to vesting.

(12)	Includes 181,360 shares of common stock held by The Robert Goldberg Revocable Living Trust and 31,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 4,582 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Goldberg’s cessation of service with us prior to vesting.

(13)	Includes 33,333 shares of common stock held by Dr. Richard Hamilton 2011-Ceres GRAT and 722,331 shares of common stock issuable pursuant to stock options exercisable within 60 days January 10, 2012, 66,666 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Hamilton’s cessation of service with us prior to vesting.

(14)	Includes 61,666 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 9,477 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Kiley’s cessation of service with us prior to vesting. Includes 5,128 shares of common stock held by The Kiley Revocable Trust and 5,128 shares of common stock issuable upon the exercise of warrants held by The Kiley Revocable Trust. Also includes 7,575 additional shares of common stock issuable to The Kiley Revocable Trust pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus.

(15)	Consists of 2,889,866 shares of common stock held by WP IX, including the 582,174 shares identified in footnote 2.

(16)	Consists of 1,845,191 shares of common stock identified in footnote 4, 6,666 shares of common stock held by Mr. Olivier and 15,151 additional shares of common stock issuable to The Edmund and Ellen Olivier Revocable Family Trust pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus.

(17)	Consists of 156,664 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 45,833 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Kuc’s cessation of service with us prior to vesting.

(18)	Consists of 146,664 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 38,333 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Stephenson’s cessation of service with us prior to vesting.

(19)	Consists of 94,164 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 10, 2012, 29,825 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Ms. van Assche’s cessation of service with us prior to vesting.

Exhibit L

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of 500,000,000 shares, with a par value of $0.01 per share, of which:

•	490,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of January 10, 2012, we had outstanding 18,244,874 shares of common stock, held of record by 170 stockholders, and no shares of preferred stock, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 15,353,221 shares of common stock immediately prior to the completion of this offering; and (ii) the issuance of 865,542 additional shares of common stock pursuant to the automatic conversion of the Convertible Notes upon the consummation of this offering, as described in greater detail in “Certain Relationships and Related Party Transactions,” assuming an initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover of this prospectus. In addition, as of January 10, 2012, we had outstanding options to acquire 2,554,488 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy”. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control.

Warrants

As of November 30, 2011, we had warrants outstanding to purchase 2,015,379 shares of our common stock, assuming the automatic conversion of our preferred stock warrants into common stock. In December 2011, we issued warrants to purchase 66,666 shares of our common stock to

Texas A&M at an exercise price equal to the per share offering price to the public of our common stock in this initial public offering plus an amount equal to ten percent (10%) of such price (see “Business — Major Research Collaborations — Texas A&M University”). These warrants expire on September 24, 2026. Except for The Samuel Roberts Noble Foundation, Inc. and Texas A&M University warrants to purchase 133,333 and 66,666 shares of our common stock, respectively, each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise upon the occurrence of certain events, including stock dividends, reorganizations, reclassifications and consolidations.

In August 2011, we completed the sale of $11,425,232 aggregate principal amount of non-interest bearing convertible subordinated notes, or the Convertible Notes, to nine existing investors in the Company in a private placement. The Convertible Notes are convertible, subject to the terms and conditions set forth therein, into shares of our common stock upon the consummation of a qualified initial public offering of our common stock at a price per share equal to a 20% discount from the public offering price. In the event that we do not consummate a qualified initial public offering on or prior to the six month anniversary of the issuance date of the Convertible Notes, (i) the Convertible Notes will automatically convert, subject to the terms and conditions set forth therein, into shares of our Series G Convertible Preferred Stock, at a conversion price per share equal to $6.50 and (ii) the holders will receive warrants exercisable for 0.3333 shares of our common stock, at an initial exercise price of $19.50 per share, equal to the number of shares of Series G Convertible Preferred Stock into which such holder’s Convertible Notes convert. In January 2012, we amended the Convertible Notes such that the notes will automatically convert into shares of our Series G convertible preferred stock if the initial public offering is not consummated by June 30, 2012.

In connection with the issuance of the Convertible Notes, so long as any investors who held existing warrants to purchase shares of our common stock in connection with the original issuances of the Company’s Series F and G preferred stock purchased at least their respective full pro rata portion of the Convertible Notes being offered, the termination provisions of such investors’ existing warrants were amended such that those warrants will no longer expire upon a qualified initial public offering.

In June 2010, we sold an aggregate of 3,076,923 shares of Series G convertible preferred stock in a private placement pursuant to a stock purchase agreement. Purchasers of the Series G convertible preferred stock also received, for each share purchased, a warrant to purchase 0.3333 shares of our common stock at an exercise price of $19.50 per share. In connection with the offering of the Convertible Notes, these warrants were amended such that they no longer expire upon the completion of a qualified initial public offering.

In January 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, to finance qualified equipment purchases, pursuant to which we granted SVB warrants to purchase 43,076 shares of our Series F convertible preferred stock at a price of $6.50 per share. The warrants expire on the later of February 29, 2020 or five years subsequent to the completion of our initial public offering.

In September 2007, we sold an aggregate of 11,538,462 shares of Series F convertible preferred stock in a private placement pursuant to a stock purchase agreement. Purchasers of the Series F convertible preferred stock also received, for each share purchased, a warrant to purchase 0.066 shares of our common stock at an exercise price of $19.50 per share. In connection with the offering of the Convertible Notes, warrants to purchase 539,972 shares of common stock were amended such that they no longer expire upon the completion of a qualified initial public offering. The remaining warrants to purchase 229,257 shares of common stock would have otherwise expired upon the completion of a qualified initial public offering but instead will remain outstanding after the completion of this public offering, assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover of this prospectus. Pursuant to the terms of these warrants, a qualified initial public offering means an initial public offering of our common stock at a price per share greater than or equal to $19.50 per share (subject to certain adjustments) resulting in aggregate gross proceeds to the Company and any selling security holders of $40 million or more.

In August 2007, we entered into an agreement with Texas A&M University, pursuant to which we granted Texas A&M University a warrant to purchase 66,666 shares of our common stock for an exercise price of $30.00 per share. The warrant vests in various installments based on certain research and commercialization milestones being met and will remain exercisable until August 28, 2017.

In May 2006, we entered into an agreement with The Samuel Roberts Noble Foundation, Inc., pursuant to which we granted the Noble Foundation a warrant to purchase 133,333 shares of our common stock for an exercise price of $30.00 per share. On June 20, 2011, we agreed to amend this warrant such that the warrant vests in equal installments of 33,333 shares on May 19, 2009, May 19, 2011, May 19, 2013 and May 19, 2015, respectively, and shall remain exercisable until the earliest of a period of five years from the respective vesting date, or May 18, 2017.

In July 2004, we entered into a borrowing agreement with SVB to finance construction of a greenhouse and tenant improvements at our Thousand Oaks, California facility, pursuant to which we granted SVB warrants to purchase 18,461 shares of our Series E preferred stock at a price of $6.50 per share, which were set to expire on the later of July 31, 2014 or five years after an initial public offering. During 2010, the warrants were extended and now expire on February 29, 2020 or five years subsequent to the completion of our initial public offering.

Registration Rights

Stockholder Registration Rights

In June 2010, we entered into an Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with our major stockholders pursuant to which we agreed to provide certain rights to those stockholders that are a party to the Investors’ Rights Agreement to register the shares of our common stock (i) issuable upon conversion of outstanding convertible preferred stock, (ii) issued as a dividend or other distribution related to the convertible preferred stock, (iii) currently held or later acquired, and (iv) issuable upon the exercise of warrants held by any stockholder that is party to the agreement. We will bear all expenses incurred in connection with any underwritten registration, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and the reasonable fees of counsel for the selling holders, but excluding underwriting discounts and commissions.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of five years following the consummation of an initial public offering, or any such time as the holder would be able to dispose of all of its registrable securities in any three month period under SEC Rule 144.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, if, at any time after six months after the effective date of the first registration statement for a public offering of our securities (other than a registration statement relating either to the sale of securities to our employees pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), upon the written request of the holders of at least 15% of the securities covered by the Investors’ Rights Agreement that we file a registration statement under the Securities Act covering the registration of at least 15% of the securities covered by the Investors’ Rights Agreement, then we are required to file a registration statement covering the resale of the common stock requested to be registered. We are not obligated to file a registration statement after we have effected five registration statements pursuant to the Investors’ Rights Agreement or during certain periods prior to and after a registration statement has been filed by the company or, for a period of 90 days in the event the board of directors, in its judgment, makes the determination that it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and is therefore essential to defer the filing of such registration statement.

If an underwriter selected for an underwritten offering advises the holders demanding registration that marketing factors require a limitation on the number of shares to be underwritten, then, subject to certain limitations, the number of shares of registrable securities that may be included in the underwriting will be allocated among all holders of registrable securities in proportion to the amount of our registrable securities owned by each holder.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if, subject to certain exceptions, we propose to register any of our stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, we are required to promptly give such holders written notice of such registration. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered.

Stockholders with registration rights have signed agreements with the representatives of the underwriters prohibiting the exercise of their registration rights for 180 days, subject to extension under certain circumstances, following the date of this prospectus. These agreements are described below under “Underwriting”.

Anti-Takeover Provisions to be in Effect Upon the Completion of this Offering

Certain provisions of the Delaware General Corporation Law, or DGCL, and our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering may have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage anyone seeking to acquire control of our company to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, because, among other reasons, the negotiation of such proposals could result in improving their terms.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of our company or preventing changes in our management, including the following:

•	Issuance of Undesignated Preferred Stock. Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights, preferences and privileges designated from time to time by our board of directors without further action by stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of common stock.

•	Size of the Board of Directors and Filling Vacancies. The number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

•	Classified Board. Our board of directors will be divided into three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

•	No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion, or all of its shares for one or more candidates. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat.

•	Removal of Directors. Directors can only be removed by our stockholders for cause and removal of a director will require a 66 2/3% stockholder vote.

•	No Written Consent of Stockholders. All stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting. Stockholders may not take action by written consent in lieu of a meeting. The inability of stockholders to take action by written consent means that a stockholder would need to wait until the next annual or special meeting to bring business before the stockholders for a vote.

•	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer, or president (in the absence of a chief executive officer). Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of our stockholders.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice must be timely given in writing prior to the meeting at which the action is to be taken and the form and content of such notice must comply with the applicable provisions of our amended and restated bylaws. These procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

•	Amendment to Amended and Restated Certificate of Incorporation and Bylaws. Any amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws will require a 66 2/3 stockholder vote. Provisions requiring such supermajority vote include, among other things, any amendment, repeal or modification of the provisions relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called annual or special meeting of our stockholders and the designated parties entitled to call a special meeting of our stockholders.

Section 203 of the DGCL

Upon the completion of this offering, we will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation with an aggregate market value of 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all of the outstanding stock of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the stockholder’s affiliates and associates (as defined in Section 203), beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Treatment of Options Upon Change of Control

In general, under the terms of our 2010 Stock Option/Stock Issuance Plan and our 2011 Equity Incentive Plan, in the event of certain change in control transactions, if the successor corporation does not assume our outstanding options or issue replacement awards, or if an optionholder’s employment is involuntarily terminated in connection with such change in control, the vesting of the options outstanding under such plans will accelerate.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s telephone number is (800) 937-5449.

Stock Exchange Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “CERE”.

Exhibit M

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot assure you that a market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, including shares issued upon exercise of outstanding or options, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock at such time and our ability to raise equity capital in the future.

Based on 18,244,874 shares of common stock outstanding as of January 10, 2012, upon completion of this offering, 23,244,874 shares of common stock will be outstanding, reflecting 5,000,000 shares of common stock sold in this offering and assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover of this prospectus, and no exercise of the underwriters’ option to purchase additional shares of common stock. All of the shares sold in this offering (including any shares sold upon the underwriters’ exercise of their option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act. The remaining 18,244,874 shares of common stock will be deemed restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus	98,874
At various times beginning more than 180 days (subject to extension) after the date of this prospectus	18,146,000

In addition, of the 2,554,488 shares of our common stock that were subject to stock options outstanding as of January 10, 2012, options to purchase 1,897,848 shares of common stock were vested as of January 10, 2012 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting”.

In addition, as of January 10, 2012, warrants representing the right to purchase 2,082,045 shares of common stock remain outstanding.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 232,448 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

As of January 10, 2012, 1,325,454 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercise of stock options. These shares will be eligible for resale in reliance on this rule upon expiration of the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Goldman, Sachs & Co. and us, that they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances). These restrictions are subject to certain exceptions, as described in more detail under “Underwriting” in this prospectus.

Registration Rights

We are party to an investor rights agreement which provides that certain stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights” in this prospectus. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock reserved for issuance under our stock plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Compensation Discussion and Analysis — Executive Compensation — Equity Compensation Plans”.